EXHIBIT 99.5

Satyam Computer Services Limited

Description of Business

The Company is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. The Company was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The Company has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Germany, Singapore, Malaysia, Australia, Japan, and Dubai. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. The Company offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. The Company has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Statement on Significant Accounting Policies

a)	Basis of Presentation

The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c)	Revenue Recognition

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed.

The Company also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

d)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gains/losses arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs.5,000 are entirely depreciated in the year of acquisition.

Satyam Computer Services Limited

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Estimated useful lives
Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software – used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period or
estimated useful lives

Capital work in progress

Assets under installation or under construction as at the Balance sheet date are shown as Capital work in progress. Advances paid towards acquisition of assets are also included under Capital work in progress.

e)	Goodwill

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

f)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or fair value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

g)	Foreign Currency Translation

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rates of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account. In case of forward contracts, the difference between the forward rate and the exchange rate at the inception of a forward exchange contract is recognized as income or expense over the life of the contract.

Satyam Computer Services Limited

Foreign Branches:

All revenue and expense transactions during the year are reported at average rate. Monetary assets and liabilities are translated at the rate prevailing on the balance sheet date whereas non-monetary assets and liabilities are translated at the rate prevailing on the date of the transaction. Balance in ‘head office account’, whether debit or credit, is reported at the amount of the balance in the ‘branch account’ in the books of the head office after adjusting for unresponded transactions. Net gain/loss on foreign currency translation is recognised in the profit and loss account.

h)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by independent actuary as at the balance sheet date.

i)	Taxes on Income

Tax expense for the year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

j)	Earnings Per Share

The earnings considered in ascertaining the Company’s EPS comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

k)	Associate Stock Option Scheme

Stock options granted to the associates under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on straight-line method over the vesting period of the options. The un-amortized portion of the cost is shown under Reserves and Surplus.

l)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year it is incurred. Assets used for research and development activities are included in fixed assets.

Satyam Computer Services Limited

Balance Sheet as at March 31, 2004

		Rs. in lakhs
	Schedule	As at	As at
	Reference	31.03.2004	31.03.2003
I. Sources of Funds:
1. Shareholders’ Funds
(a) Share Capital	1	6,325.03	6,290.86
(b) Share application money, pending allotment		18.62	—
(c) Reserves and Surplus	2	251,751.58	207,196.75

		258,095.23	213,487.61
2. Loan Funds
(a) Secured Loans	3	729.55	647.17
(b) Unsecured Loans		—	1,188.50

		258,824.78	215,323.28

II. Application of Funds:
1. Fixed Assets	4
(a) Gross Block		84,715.90	77,589.26
(b) Less: Depreciation		59,775.51	48,357.95

(c) Net Block		24,940.39	29,231.31
(d) Capital Work in Progress		2,217.18	2,698.38

		27,157.57	31,929.69
2. Investments	5	7,475.11	5,761.01
3. Deferred Tax Assets (net)	6	529.31	344.60
4. Current Assets, Loans and Advances
(a) Sundry Debtors	7	59,281.50	47,988.41
(b) Cash and Bank Balances	8	181,535.92	152,335.05
(c) Loans and Advances	9	9,058.47	10,463.63
(d) Other Current Assets — Interest Accrued on Fixed Deposits		9,145.95	1,849.52

		259,021.84	212,636.61
Less: Current Liabilities and Provisions
(a) Liabilities	10	19,453.23	18,507.53
(b) Provisions	11	15,905.82	16,841.10

		35,359.05	35,348.63

Net Current Assets		223,662.79	177,287.98

		258,824.78	215,323.28

Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

This is the Balance Sheet referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan Partner for and on behalf of Price Waterhouse Chartered Accountants	B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

	V. Srinivas Director & Sr. Vice President — Finance	G. Jayaraman Vice President (Corp. Affairs) & Company Secretary

Place : Secunderabad Date : April 22, 2004		Place : Secunderabad Date : April 22, 2004

Satyam Computer Services Limited

Profit and Loss Account for the quarter and year ended March 31, 2004

		Rs. in lakhs
		Quarter	Quarter	Year	Year
	Schedule	Ended	Ended	Ended	Ended
	Reference	31.03.2004	31.03.2003	31.03.2004	31.03.2003
Income
Services
— Exports		69,662.26	53,424.76	247,201.18	200,329.71
— Domestic		2,408.26	418.73	6,953.34	2,035.38
Other Income	12	499.60	1,504.00	8,173.07	2,785.61

		72,570.12	55,347.49	262,327.59	205,150.70

Expenditure
Personnel Expenses	13	39,850.75	26,117.72	133,791.72	98,046.04
Operating and Administration Expenses	14	13,237.62	11,804.51	51,104.94	42,465.89
Financial Expenses		17.52	18.99	74.88	72.08
Depreciation and Amortization		2,541.06	3,118.15	11,161.58	12,418.32

		55,646.95	41,059.37	196,133.12	153,002.33

Profit Before Taxation and Non-recurring/Extraordinary Items		16,923.17	14,288.12	66,194.47	52,148.37
Provision for Taxation — Current		2,750.00	2,900.00	10,800.00	6,565.00
— Deferred		88.82	(190.89)	(184.71)	(410.87)
— Earlier years		—	—	—	6.22

Profit After Taxation and Before Non-recurring/Extraordinary Items		14,084.35	11,579.01	55,579.18	45,988.02
Provision for diminution in value of investments/advances and debtors		—	15,170.61	—	15,245.79

Profit After Taxation and Non-recurring/Extraordinary Items		14,084.35	(3,591.60)	55,579.18	30,742.23
Add: Balance brought forward from previous year		150,745.35	128,412.08	113,513.92	96,594.57

Profit Available for Appropriation		164,829.70	124,820.48	169,093.10	127,336.80
Appropriations :
Interim Dividend @ Rs.1.20 per Equity Share of Rs. 2 each (2003 — Rs. 0.80 per Equity Share)		—	—	3,779.19	2,516.32
Final Dividend @ Rs.2.80 per Equity Share of Rs. 2 each (2003 — Rs. 2.20 per Equity Share)		8,892.93	6,919.94	8,892.93	6,919.94
Tax on distributed profits		1,139.41	886.62	1,623.62	886.62
Transfer to General Reserve		6,000.00	3,500.00	6,000.00	3,500.00

Balance carried to Balance Sheet		148,797.36	113,513.92	148,797.36	113,513.92

Earnings Per Share before Non-recurring / Extraordinary Items (Rs. per equity share of Rs. 2 each)
Basic		4.46	3.68	17.64	14.62
Diluted		4.38	3.67	17.36	14.58
Earnings Per Share after Non-recurring / Extraordinary Items (Rs. per equity share of Rs. 2 each)
Basic		4.46	(1.14)	17.64	9.77
Diluted		4.38	(1.14)	17.36	9.75
No. of Shares used in computing Earnings Per Share
Basic		316,131,839	314,542,456	315,080,584	314,541,056
Diluted		321,362,838	315,531,572	320,133,536	315,389,885
Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan Partner for and on behalf of Price Waterhouse Chartered Accountants	B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

	V. Srinivas Director & Sr. Vice President — Finance	G. Jayaraman Vice President (Corp. Affairs) & Company Secretary

Place : Secunderabad Date : April 22, 2004		Place : Secunderabad Date : April 22, 2004

Satyam Computer Services Limited

Schedules forming part of the Balance Sheet

		Rs. in lakhs
		As at	As at
		31.03.2004	31.03.2003
1.	Share Capital
	Authorised :
	3,750,00,000 Equity Shares of Rs. 2 each	7,500.00	7,500.00

	Issued and Subscribed :
	316,251,710 (2003 — 314,542,800) Equity Shares of Rs. 2 each fully paid-up	6,325.03	6,290.86

	Out of the above:
	4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited
	140,595,000 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company
	33,639,972 (2003 — 33,350,000) Equity Shares of Rs. 2 each fully paid-up represent 16,819,986 American Depository Shares
	1,711,710 (2003 — 2,800) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan — B and Associate Stock Option Plan (ADS )

2.	Reserves and Surplus
	Share Premium Account
	As at the commencement of the year	78,711.38	78,706.44
	Add: Received on account of issue of ADS / ASOP	3,780.95	4.94

		82,492.33	78,711.38

	General Reserve
	As at the commencement of the year	14,890.92	11,390.92
	Add: Transfer from the Profit and Loss Account	6,000.00	3,500.00

		20,890.92	14,890.92
	Less: Amortization of Goodwill (Refer note (d) of Schedule 15)	522.07	—

		20,368.85	14,890.92

	Employee Stock Options
	Employee Stock Options Outstanding	93.58	94.02
	Less: Deferred Employee Compensation	0.54	13.49

		93.04	80.53

	Balance in Profit and Loss Account	148,797.36	113,513.92

		251,751.58	207,196.75

3.	Secured Loans
	Vehicle Loans	729.55	647.17

Satyam Computer Services Limited

Schedules forming part of the Balance Sheet

4. Fixed Assets

		Rs. in lakhs
DESCRIPTION		GROSS BLOCK				DEPRECIATION / AMORTIZATION				NET BLOCK
		As at			As at	As at			As at	As at	As at
		01.04.2003	Additions	Deletions	31.03.2004	01.04.2003	For the year	Deletions	31.03.2004	31.03.2004	31.03.2003
1.	Goodwill*	835.33	—	—	835.33	—	835.33	—	835.33	—	835.33
2.	Land & Land Development
	— Freehold	1,813.90	—	—	1,813.90	—	—	—	—	1,813.90	1,813.90
	— Leasehold	813.30	—	—	813.30	1.17	0.39	—	1.56	811.74	812.13
3.	Buildings**	4,179.27	1,032.11	—	5,211.38	704.90	154.41	—	859.31	4,352.07	3,474.37
4.	Plant and Machinery	55,032.61	5,136.95	3.89	60,165.67	37,844.34	8,407.04	2.78	46,248.60	13,917.07	17,188.27
	(Including Computers and Software)
5.	Office Equipment	1,025.93	137.04	—	1,162.97	673.77	138.55	—	812.32	350.65	352.16
6.	Furniture, Fixtures and Interiors	12,190.29	622.39	—	12,812.68	8,506.51	1,799.43	—	10,305.94	2,506.74	3,683.78
7.	Vehicles	1,698.63	658.28	456.24	1,900.67	627.26	348.50	263.31	712.45	1,188.22	1,071.37

	Total	77,589.26	7,586.77	460.13	84,715.90	48,357.95	11,683.65	266.09	59,775.51	24,940.39	29,231.31

	As at 31.03.2003	73,924.86	5,235.48	1,571.08	77,589.26	37,442.00	12,418.32	1,502.37	48,357.95	29,231.31

*	Refer note (d) of Schedule 15

**	Includes Rs. 1,414.84 lakhs (2003 — Rs. 382.73 lakhs ) constructed on leasehold land.

Satyam Computer Services Limited

Schedules forming part of the Balance Sheet

		Rs. in lakhs
		As at		As at
		31.03.2004		31.03.2003
5.	Investments
a)	Long Term
i)	Trade (Unquoted)
	SIFY Limited		2,203.57		2,400.63
	11,182,600 (2003 — 12,182,600) Equity Shares of Rs. 10 each, fully paid-up
	Satyam Venture Engineering Services Private Limited		354.45		354.45
	3,544,480 Shares of Rs. 10 each, fully paid-up
	CA Satyam ASP Private Limited		716.90		716.90
	7,168,995 Equity Shares of Rs. 10 each, fully paid-up
	Intouch Technologies Limited	1,090.18		1,090.18
	833,333 shares of 20 US cents each, fully paid-up
	Less : Provision for diminution	1,090.18	—	1,090.18	—

	Medbiquitious Services Inc.,	157.08		157.08
	334,000 shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up
	Less : Provision for diminution	157.08	—	157.08	—

	Avante Global LLC.,	254.36		254.36
	577,917 class ‘A’ units representing a total value of US Dollars 540,750
	Less : Provision for diminution	254.36	—	254.36	—

	Jasdic Park Company
	480 Shares of J Yen 50,000 each, fully paid-up	75.18		75.18
	Less : Received on liquidation	26.31		—
	Less : Provision for diminution	48.87	—	75.18	—

	Investments in subsidiary companies
	Satyam Manufacturing Technologies Inc.,		2,022.09		2022.09
	100,000 (2003 — 100,000) Common Stock of 1 US Cent each, fully paid-up
	Nipuna Services Limited		1,826.80		100.00
	18,268,000 (2003 — 1,000,000) Equity Shares of Rs. 10 each, fully paid-up
	(Subscribed during the year 17,268,000 Equity Shares of Rs.10 each, fully paid-up)
	Satyam Computer Services (Shanghai) Co. Limited$$		351.24		66.94
	(Subscribed during the year Rs. 284.30 lakhs)
	Satyam (Europe) Limited	698.04		698.04
	1,000,000 Equity Shares of 1 GBP each, fully paid-up
	Less: Provision for losses	698.04	—	698.04	—

	Satyam Japan KK	41.69		41.69
	200 Common Stock of J Yen 50,000 each, fully paid-up
	Less: Provision for losses	41.69	—	41.69	—

	Satyam Asia Pte Limited	102.61		102.61
	400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up
	Less: Provision for losses	102.61	—	102.61	—

	Dr. Millennium, Inc.,	308.83		308.83
	710,000 Common Stock of 1 US Dollar each , fully paid-up
	Less : Received on account of reduction of Share Capital	298.62		298.62
	Less: Provision for losses	10.21	—	10.21	—

	VisionCompass, Inc.	8,993.91		8,993.91
	425,000,000 Common Stock of 1 US Cent each, fully paid-up
	Less : Provision for diminution	8,993.91	—	8,993.91	—

	Satyam IdeaEdge Technologies Private Limited	1.00		1.00
	10,000 Equity Shares of Rs. 10 each, fully paid-up
	Less : Provision for diminution	1.00	—	1.00	—

ii)	Non Trade (Unquoted)
	National Savings Certificates,VIII Series (Lodged as security with government authorities)		0.06		—
b)	Current Investments (Other than trade — Quoted)
	HSBC Cash Fund — Growth		—		100.00
	1,000,000 units of Rs. 10 each fully paid up (Sold during the year)

			7,475.11		5,761.01

$$	Investment is not denominated in number of shares as per laws of the People’s Republic of China.

Details of Current Investments (Other than trade — Quoted) purchased and sold during the year
1,000,000 units of Rs.10 each fully paid-up in UTI Liquid Cash Plan — Income Option

Satyam Computer Services Limited

Schedules forming part of the Balance Sheet

		Rs. in lakhs
		As at	As at
		31.03.2004	31.03.2003
6.	Deferred Tax Assets/(Liabilities)
	Debtors	782.81	725.52
	Advances	74.55	75.85
	Fixed Assets	(1,076.15)	(949.89)
	Others	748.10	493.12

		529.31	344.60

7.	Sundry Debtors (Unsecured)
	Considered good *
	(a) Over six months old	1,710.13	1,446.16
	(b) Other debts	57,571.37	46,542.25

		59,281.50	47,988.41
	Considered doubtful **	7,784.10	6,235.38

		67,065.60	54,223.79
	Less: Provision for doubtful debts **	7,784.10	6,235.38

		59,281.50	47,988.41

	* Debtors include dues from subsidiaries Rs. 400.79 lakhs (2003 — Rs. 2,543.94 lakhs) and Unbilled revenue Rs.1,193 lakhs (2003 — Rs. 2,601.23 lakhs )
	** Includes dues from subsidiaries Rs.1,889.15 lakhs (2003 — Rs. 1,902.22 lakhs)
8.	Cash and Bank Balances*
	Cash and Cheques on hand	5.20	19.63
	Balances with Scheduled Banks
	— On Current Accounts	31,373.84	23,083.95
	— On Deposit Accounts	146,915.95	126,260.88
	Unclaimed Dividend Accounts	359.11	269.31
	Balances with Non-Scheduled Banks**
	— On Current Accounts	2,881.82	1,341.75
	— On Deposit Accounts	—	1,359.53

		181,535.92	152,335.05

	*Includes unutilised amount of ADS issue proceeds — Rs. 39,214.12 lakhs (2003 — Rs. 42,559.23 lakhs)
	** Refer note (g) of Schedule 15
9.	Loans and Advances @
	(Considered good unless otherwise stated)
	Secured — Loans	30.30	55.16
	Unsecured — Advances recoverable in cash or in kind or for value to be received*	6,317.88	8,365.48
	— Deposits	2,710.29	2,042.99
	Considered doubtful — Advances **	6,186.50	6,228.50

		15,244.97	16,692.13
	Less: Provision for doubtful Advances **	6,186.50	6,228.50

		9,058.47	10,463.63

	@ Includes Rs. 12.48 lakhs (2003 — Rs. 63.16 lakhs) due from Key Management Personnel and maximum indebtedness during the year was Rs. 59.76 lakhs (2003 — Rs. 75.41 lakhs).
	*Includes advances and share application money to subsidiaries Rs. 1,902.55 lakhs (2003 — Rs. 4,308.44 lakhs)
	**Includes due from subsidiaries Rs. 4,812.34 lakhs (2003 — Rs. 4,975.80 lakhs)
10.	Liabilities
	Sundry Creditors
	— Dues to small scale industrial undertakings	—	—
	— Dues to other than small scale industrial undertakings	15,020.55	15,055.98
	Advances from Customers	80.80	582.09
	Unearned Revenue	814.76	778.13
	Investor Education Protection Fund — Unclaimed Dividends	359.11	269.31
	Other Liabilities	3,178.01	1,822.02

		19,453.23	18,507.53

Satyam Computer Services Limited

Schedules forming part of the Balance Sheet

		Rs. in lakhs
		As at	As at
		31.03.2004	31.03.2003
11.	Provisions
	Provision for Taxation (less payments)	3,741.11	7,645.64
	Proposed Dividend (including tax thereon)	10,032.34	7,806.56
	Provision for Post Project Execution Warranty	47.08	47.08
	Provision for Gratuity and Leave Encashment	2,085.29	1,341.82

		15,905.82	16,841.10

Satyam Computer Services Limited

Schedules forming part of the Profit and Loss Account

		Rs. in lakhs
		Quarter	Quarter	Year	Year
		Ended	Ended	Ended	Ended
		31.03.2004	31.03.2003	31.03.2004	31.03.2003
12.	Other Income
	Interest on deposits — Gross	2,402.53	1,935.57	9,306.75	3,192.72
	{Tax Deducted at Source Rs. 1,903.02 lakhs } (2003 — Rs. 519.62 lakhs)
	Profit on sale of current investments — Trade	—	—	3.27	4.38
	Loss on exchange fluctuations (net)	(2,083.09)	(446.68)	(3,166.91)	(2,387.39)
	Profit on sale of long term investments	—	—	1,758.77	1,833.55
	Provision no longer required written back	163.81	—	190.11	—
	Miscellaneous income	16.35	15.11	81.08	142.35

		499.60	1,504.00	8,173.07	2,785.61

13.	Personnel Expenses
	Salaries and bonus	37,118.50	24,377.99	125,403.20	91,680.80
	Contribution to provident and other funds	2,454.45	1,461.22	7,662.30	5,506.75
	Staff welfare expenses	274.70	269.60	713.68	834.52
	Employee stock compensation expense	3.10	8.91	12.54	23.97

		39,850.75	26,117.72	133,791.72	98,046.04

14.	Operating and Administration Expenses
	Rent	1,067.81	951.70	3,958.39	3,789.36
	Rates and taxes	173.85	98.17	363.90	338.07
	Insurance	395.94	297.27	1,526.05	797.91
	Travelling and conveyance	3,701.30	3,511.71	15,617.89	14,193.24
	Communication	1,058.49	922.28	4,190.10	3,644.96
	Printing and stationery	115.15	84.56	375.64	344.63
	Power and fuel	340.56	289.16	1,343.10	1,189.64
	Advertising	109.89	74.87	425.75	266.55
	Marketing expenses	1,107.64	772.30	4,750.13	3,479.60
	Repairs and maintenance
	— Buildings	44.36	35.06	124.77	101.56
	— Machinery	6.57	185.70	592.13	685.83
	— Others	466.34	403.42	1,153.46	1,015.85
	Security services	43.56	27.93	155.91	107.94
	Legal and professional charges	2,030.60	1,807.65	6,730.19	4,730.84
	Provision for doubtful debts and advances	660.91	21.50	1,670.52	804.22
	Loss on sale of Fixed Assets (net)	19.98	4.51	122.08	8.30
	Directors’ sitting fees	0.60	0.35	1.75	2.20
	Auditors’ remuneration	17.14	15.95	65.28	65.83
	Donations and contributions	1.45	4.93	19.98	18.87
	Subscriptions	95.86	56.77	312.87	238.52
	Training and development	95.05	119.17	751.75	541.83
	Research and development	72.93	71.69	291.00	375.37
	Software charges	423.84	1,073.50	2,160.71	3,124.02
	Managerial remuneration
	— Salaries	8.70	8.70	34.80	34.80
	— Commission	46.80	34.80	46.80	34.80
	— Contribution to P.F.	1.04	1.05	4.18	4.18
	— Others	8.37	9.82	19.28	18.53
	Visa charges	417.54	280.18	1,974.58	698.91
	Miscellaneous expenses	705.35	639.81	2,321.95	1,809.53

		13,237.62	11,804.51	51,104.94	42,465.89

Satyam Computer Services Limited

15.	Notes to Accounts

a)	Associate Stock Option Plans

i.	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI Guidelines on Stock Options).

In May 1998, the Company established its Associate Stock Option Plan (the “ASOP”). The Company subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in the Company.

In turn, the Trust periodically grants eligible employees warrants to purchase equity shares held by employees for the issuance to the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase the Company’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of the Company at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii.	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

The Company has established a scheme “Associate Stock Option Plan — B” (ASOP — B) for which 41,727,140 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 17,510,481 equity shares of Rs. 2 each were outstanding as at March 31, 2004 (2003 — 14,464,148).

Change in number of options outstanding were as follows:

	Year ended March 31,
Options	2004	2003
At the beginning of the year	14,464,148	10,197,327
Granted	5,110,799	5,403,344
Forfeited	645,528	1,133,723
Exercised	1,418,938	2,800
At the end of the year	17,510,481	14,464,148

iii.	Associate Stock Option Plan (ADS)

The Company has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 2,574,665 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Accordingly, options (net of cancellation) for a total number of 1,181,432 ADS (2003 — 1,263,275) representing 2,362,864 equity shares of Rs. 2 each were outstanding as at March 31, 2004 (2003 — 2,526,550).

Satyam Computer Services Limited

Change in number of options outstanding were as follows:

	Year ended March 31,
Options	2004	2003
At the beginning of the year	1,263,275	1,169,425
Granted	127,343	2,10,000
Forfeited	64,200	1,16,150
Exercised	144,986	—
At the end of the year	1,181,432	1,263,275

Proforma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro-forma amounts of the Company’s net profit and earnings per share would have been as follows:

	Year ended March 31,
Particulars	2004	2003
1. Profit after Taxation and before Non-recurring/Extraordinary Items
— As reported (Rs. in lakhs)	55,579.18	45,988.02
— Proforma (Rs. in lakhs)	44,494.64	36,689.51
2. Earnings per share:
Basic
— No. of shares	315,080,584	314,541,056
— EPS as reported	Rs. 17.64	Rs. 14.62
— Proforma EPS	Rs. 14.12	Rs. 11.66
Diluted
— No. of shares	320,133,536	315,389,885
— EPS as reported	Rs. 17.36	Rs. 14.58
— Proforma EPS	Rs. 13.90	Rs. 11.63

The following assumptions were used for calculation of fair value of grants:

	Year ended March 31,
	2004	2003
Dividend yield	0.61%	0.86%
Expected volatility	69.00%	69.00%
Risk-free interest rate	7.00%	9.00%
Expected term	2.84 years	2.99 years

(b)	Share application money pending allotment

Amount received from associates on exercise of stock options, pending allotment of shares is shown as share application money, pending allotment.

(c)	Secured Loans

Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.

Satyam Computer Services Limited

(d)	Amortization of Goodwill

Goodwill on acquisition of E-Biz division of the Company’s erstwhile subsidiary SIFY Limited is amortized over a period of 2 years beginning January 01, 2002. In accordance with the transitional provisions of Accounting Standard 26 — Intangible Assets, goodwill from January 01, 2002 to March 31, 2003 amounting to Rs. 522.08 lakhs has been adjusted against General Reserve and that relating to the period April 01, 2003 to December 31, 2003 amounting to Rs. 313.25 lakhs has been charged to Profit and Loss Account.

(e)	Sale of Equity Shares in Sify Limited

On September 01, 2003 an invitation to offer was made by Sify Limited to the existing holders of Indian equity shares to participate in its sponsored ADS program. On September 17, 2003, the Company offered to sell its 1,000,000 Indian equity shares out of its total holding of 12,182,600. In September 2003, the sale transaction was privately negotiated and closed at a sale price of Rs. 198.90 per share as determined by Sify Limited based on the recommendation of the lead manager to the sponsored ADS program. Profit on sale of shares Rs. 1,758.77 lakhs has been recognized as income in Profit and Loss Account during the year.

(f)	Details of advances to subsidiaries/associates are as follows

	Rs. in lakhs
	Balance as at March 31,		Maximum Balance March 31,
Name of Company	2004	2003	2004	2003
Wholly-owned subsidiaries:
Nipuna Services Limited	9.00	1,513.87	2,287.74	1,513.87
Satyam Manufacturing Technologies Inc.,	58.10	29.60	285.24	29.60
Associate Companies:
SIFY Limited	74.31	12.03	74.31	12.03
Satyam Institute of e-Business Limited	—	58.02	61.76	58.02

(g)	Balances with non-scheduled banks

	Rs. in lakhs
	Balance as at March 31,		Maximum Balance March 31,
Name of the Bank	2004	2003	2004	2003
Balances with Non-Scheduled Banks on Current Accounts
Banque National De Paris, Spain	44.61	—	91.38	—
Banque National De Paris, Taipei	32.36	—	37.17	—
Citibank NA, Bangkok	179.28	—	407.10	—
Citibank NA, Chicago	3.81	3.29	3.98	3.50
Citibank NA, Dubai	40.68	43.72	119.38	116.55
Citibank NA, Hong Kong	6.38	11.21	10.88	48.16
Citibank NA, Kuala Lumpur	138.46	87.92	193.91	98.96
Citibank NA, London	73.26	100.45	905.92	1,421.94
Citibank NA, New York	154.24	3.58	769.84	187.49
Citibank NA, Seoul	254.29	4.37	328.94	64.70

Satyam Computer Services Limited

	Balance as at March 31,		Maximum Balance March 31,
Name of the Bank	2004	2003	2004	2003
Citibank NA, Singapore	30.16	65.61	528.25	354.14
Citibank NA, Sydney	187.16	166.00	996.93	437.46
Citibank NA, Toronto	199.97	—	211.62	—
Dresdner Bank, Saarbruecken	19.85	47.67	211.81	161.87
First Union National Bank, Atlanta	6.33	0.19	6.57	0.27
First Union National Bank, New Jersey	50.05	190.40	515.91	536.72
Hong Kong and Shanghai Banking Corporation, London	885.83	136.89	2,243.16	994.08
Hong Kong and Shanghai Banking Corporation, Shanghai	4.38	0.67	19.91	19.32
Hong Kong and Shanghai Banking Corporation, Tokyo	370.36	2.91	575.36	86.23
KBC Bank N V, Brussels	54.70	6.58	167.21	75.77
Mitsui Sumitomo Bank, Tokyo	7.72	306.78	491.48	607.51
United Bank, Vienna	137.94	163.51	3,168.79	3,874.14
Balances held on Deposit Accounts
Banque National De Paris, Dubai	—	1,359.53	—	1,381.53

(h)	Related Party Transactions

The Company had transactions with the following related parties:

Subsidiaries: Satyam Europe Limited, Satyam Asia Pte Limited, VisionCompass Inc., Nipuna Services Limited, Satyam Manufacturing Technologies Inc. and Satyam Computer Services (Shanghai) Co Ltd.

Joint Ventures (JVs): Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited.

Associates: Sify Limited.

Others: Satyam Associates Trust.

Whole-time Directors and Key Management Personnel: B.Ramalinga Raju, B.Rama Raju, Anil Kekre (Partly Employed), Abraham Joseph, A.S.Murthy, Mohan Eddy, G.B.Prabhat, K.Kalyan Rao, Ram Mynampati, Thiagarajan K., D. Subramaniam, V.Srinivas, and G. Jayaraman.

Summary of the transactions and balances with the above related parties is as follows:

Transactions:

	Rs. in lakhs
	Year ended March 31,
	2004	2003
Sales:
Subsidiaries	235.25	11,025.09
JVs	115.55	254.60

	350.80	11,279.69

Outsourcing:
Subsidiaries	1,151.11	421.33
JVs	2,450.90	399.53
Associates	620.07	167.07

	4,222.08	987.93

Other Services:
Subsidiaries	111.63	694.15
JVs	199.81	900.08
Associates	14.34	11.17

	325.78	1,605.40

Satyam Computer Services Limited

	Rs. in lakhs
	Year ended March 31,
	2004	2003
Fixed Assets Purchased:
Subsidiaries	198.91	90.67
Associates	37.48	3.09

	236.39	93.76

Investments:
Subsidiaries	99.02	1,830.84
JVs	—	483.55

	99.02	2,314.39

Advances:
Subsidiaries	911.52	1,772.30
JVs	—	82.23
Others	—	104.00

	911.52	1,958.53

	Rs. in lakhs
	As at March 31,
Balances:	2004		2003
Accounts Receivable:
Subsidiaries	400.79	*	2,543.94	*
JVs	251.18		221.31
Associates	15.91		13.67

	667.88		2,778.92

Payables:
Subsidiaries	2,413.96		2,658.68
JVs	835.07		413.14
Associates	201.84		68.10

	3,450.87		3,139.92

Investments:
Subsidiaries	4,200.13	*	2,189.03	*
JVs	1,071.35		1,071.35
Associates	2,203.57		2,400.63

	7,474.92		5,661.01

Advances and share application money:
Subsidiaries	1,902.55	*	4,308.44	*
JVs	—		159.95
Associates	74.31		70.05
Others	—		104.00

	1,976.86		4,642.44

*	Net of provisions made

Transactions with Whole-time Directors and Key Managerial Personnel

	Rs. in lakhs
	Year ended March 31,
	2004	2003
Remuneration to Whole-time Directors	93.06	92.31
Remuneration to Key Management Personnel	669.44	722.66

Satyam Computer Services Limited

Balances due to Directors and Key Managerial Personnel

	Rs. in lakhs
	As at March 31,
	2004	2003
Remuneration Payable to Whole-time Directors	22.10	22.62
Remuneration Payable to Key Management Personnel	11.99	9.97

i)	Loans and Advances due from the Key Management Personnel of the Company are disclosed under Schedule No. 9 of the financial statements.

ii)	Options granted and outstanding to the Key Management Personnel 1,886,567 {includes 406,700 options granted under ASOP — ADS} (2003 — 2,093,040 {includes 426,000 options granted under ASOP ADS}).

(i)	Obligation on long term non-cancelable operating leases

The Company has entered into operating lease agreements for its development centers at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

	Rs. in lakhs
	Year ended March 31,
	2004	2003
Lease rentals (Refer Schedule 14)	3,958.39	3,789.36

	As at March 31,
	2004	2003
Obligations on non-cancelable leases
Not later than one year	814.68	909.81
Later than one year and not later than five years	2,217.97	2,268.59
Later than five years	376.51	344.78

Total	3,409.16	3,523.18

(j)	Earnings Per Share

Calculation of EPS (Basic and Diluted):

		Year ended March 31,
S.No.	Particulars	2004	2003
Basic
1.	Opening no. of shares	314,542,800	314,540,000
2.	Total Shares outstanding	315,080,584	314,541,056
3.	Profit after Taxation and Before Non-recurring/Extraordinary Items (Rs. in lakhs)	55,579.18	45,988.02
4.	Profit after Taxation and after Non-recurring/Extraordinary Items (Rs. in lakhs)	55,579.18	30,742.23
5.	EPS before Non-recurring/Extraordinary items	Rs. 17.64	Rs. 14.62
6.	EPS after Non-recurring/Extraordinary items	Rs. 17.64	Rs. 9.77
Diluted
7.	Stock options outstanding	5,052,952	8,48,829
8.	Total shares outstanding (including dilution)	320,133,536	315,389,885
9.	EPS before Non-recurring/Extraordinary items	Rs. 17.36	Rs. 14.58
10.	EPS after Non-recurring/Extraordinary items	Rs. 17.36	Rs. 9.75

Satyam Computer Services Limited

(k)	Commitments and Contingencies

i)	Bank Guarantees outstanding Rs. 2,034.51 lakhs (2003 — Rs. 1,659.92 lakhs).

ii)	Contracts pending execution on capital accounts, net of advances, Rs. 868.18 lakhs (2003 — Rs. 1,561.96 lakhs)

iii)	Forward Contracts outstanding Rs 19,580.00 lakhs (Equivalent US$ 44,500,000) {2003 — Rs.1,449.88 lakhs (Equivalent US$ 4,000,000)}. Forward exchange premium to be recognized in subsequent accounting periods amounting to Rs. 61.16 lakhs {2003 — Rs. Nil}

iv)	In October, 2003, Olympus Capital Holding Asia (Olympus Capital) and Intel Capital Corporation (Intel Capital), hereinafter referred to as “Investors”, subscribed to 50 equity shares each, of Nipuna Services Limited (wholly owned subsidiary), hereinafter referred to as “Nipuna”, at par value of Rs. 10 each and 45,669,999 0.05% Convertible Redeemable Cumulative Preference Shares at par value of Rs. 10 per share in exchange for an aggregate consideration of US$10 million. The Investors would subscribe to further Convertible Redeemable Cumulative Preference Shares in the second phase, which is expected to close by April 2004, to make the total investment amounting to US$20 million. The company has guaranteed payment of all sums payable by Nipuna to the Investors on redemption of the Preference Shares.

Further the company is required to subscribe to Convertible Debentures amounting to US$20 million based on certain provisions in the agreement. These convertible debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna into Ordinary Shares at any time after issuance.

(l)	Other Information

i)	The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956.

ii)	Computation of Net Profit in accordance with Section 349 of the Companies Act, 1956 and calculation of commission payable to directors.

	Rs. in lakhs
	Year ended March 31,
	2004	2003
Profit after tax from ordinary activities	55,579.18	45,988.02
Add:
Managerial Remuneration	105.06	92.31
Director’s sitting fees	1.75	2.20
Depreciation as per Profit and Loss Account	10,848.32	12,418.32
Loss on sale of fixed assets (net) as per Profit and Loss Account	122.08	8.30
Provision for doubtful debts and advances	1,670.52	804.22
Wealth tax	4.44	4.09
Provision for taxation	10,615.29	6,160.35
Less:
Profit on sale of long term investments	1,758.77	1,833.55
Profit on sale of current investments	3.27	4.38
Provision no longer required written back	190.11	—
Depreciation as per Section 350 of the Companies Act, 1956	10,848.32	12,418.32
Loss on sale of fixed assets (net) as per Section 350 of the Companies Act, 1956	122.08	8.30

Net Profit in accordance with Section 349 of the Companies Act, 1956	66,024.09	51,213.26

Commission payable @ 1% of the net profit	660.24	512.13
Commission to Directors restricted to
— Whole-time Directors	34.80	34.80
— Non-executive Directors	12.00	—

Satyam Computer Services Limited

iii)	Auditors’ Remuneration:

	Rs. in lakhs
	Year ended March 31,
	2004	2003
Statutory audit	55.00	55.00
Other services	9.00	9.00
Out of pocket expenses	1.28	1.83

iv)	Earnings in foreign exchange (on receipt basis):

	Rs. in lakhs
	Year ended March 31,
	2004	2003
Income from software development services	229,344.98	186,084.10
Interest received on deposits with Banks	14.10	946.83

v)	C.I.F. value of imports:

	Rs. in lakhs
	Year ended March 31,
	2004	2003
Capital goods	3,432.27	1,816.75

vi)	Expenditure in foreign currency (on payment basis):

	Rs. in lakhs
	Year ended March 31,
	2004	2003
Travelling expenses	5,933.80	6,395.15
Expenditure incurred at overseas branches	124,713.19	84,524.40
Others	4,878.20	4,530.49

(m)	Dividends remitted in foreign currency:

The Company does not make any direct remittances of dividends in foreign currency. The Company remits equivalent of the dividend payable to the holders of ADS in Indian Rupees to the depository bank, which is the registered shareholder on records for all owners of the Company’s ADS. The depository bank purchases the foreign currencies and remits dividend to the ADS holders. The Company remitted Rs. 1,134.08 lakhs during the year (2003 — Rs. 472.10 lakhs).

(n)	Reclassification:

Figures for the corresponding year have been regrouped, recast and rearranged to conform to those of the current year wherever necessary.

Satyam Computer Services Limited

Cash Flow Statement for the year ended March 31, 2004

	Rs. in lakhs
	Quarter ended	Quarter ended	Year Ended	Year Ended
	31.03.2004	31.03.2003	31.03.2004	31.03.2003
A. Cash Flows from Operating Activities
Net Profit before Interest and Tax	14,377.45	12,380.41	56,781.76	49,047.32
Depreciation and Amortization	2,541.06	3,118.16	11,161.58	12,418.32
Loss on sale of Fixed Assets	19.98	4.51	122.08	8.30
Profit on sale of Long term Investments	—	—	(1,758.77)	(1,833.55)
(Increase)/Decrease in Sundry Debtors	(4,053.45)	(2,740.98)	(11,293.09)	(8,910.52)
(Increase)/Decrease in Loans and Advances	597.70	(405.87)	(343.12)	(5,786.20)
Increase/(Decrease) in Current Liabilities and Other Provisions	(2,090.13)	986.54	1,689.17	5,832.57
Income Taxes Paid	(3,439.82)	(731.79)	(14,704.53)	(2,230.87)
Exchange differences on translation of foreign currency cash and cash equivalents	1,024.08	15.74	1,811.80	1,568.13

Net Cash Flow from Operating Activities	8,976.87	12,626.72	43,466.88	50,113.50

B. Cash Flows from Investing Activities
Purchase of Fixed Assets	(2,153.83)	(1,216.95)	(7,105.57)	(4,127.30)
Purchase of Long term Investments	(99.02)	(1,826.34)	(99.08)	(1,831.34)
Purchase of Current Investments	—	(1,050.00)	(100.00)	(1,050.00)
Proceeds from liquidation/sale of Long term Investment	—	—	1,982.14	1,939.80
Proceeds from sale of Current Investments	—	1,050.00	103.27	1,054.38
Proceeds from sale of Fixed Assets	25.42	2.73	71.96	60.41
Long term Deposits with Scheduled Banks	—	(57,538.40)	(20,891.25)	(123,254.27)
Interest income received	542.96	516.86	1,996.22	943.80
Interest on ADS Deposits	0.11	19.76	14.10	576.24

Net Cash used for Investing Activities	(1,684.36)	(60,042.34)	(24,028.21)	(125,688.28)

C. Cash Flows from Financing Activities
Proceeds from issue of share capital	732.68	1.55	3,815.09	5.00
Receipt of Share Application money pending allotment	18.62	—	18.62	—
Proceeds from Secured Loans	178.98	54.44	586.03	497.30
Repayment of Secured Loans	(124.79)	(112.20)	(503.65)	(434.71)
Proceeds from Unsecured Loan	—	1,663.90	—	1,663.90
Repayment of Unsecured Loan	—	(475.40)	(1,188.50)	(475.40)
Financial expenses paid	(17.52)	(18.99)	(74.88)	(76.57)
Payment of Dividend	—	0.00	(12,069.96)	(4,689.96)

Net Cash Flow from Financing Activities	787.97	1,113.30	(9,417.25)	(3,510.44)

D. Exchange differences on translation of foreign currency cash and cash equivalents	(1,024.08)	(15.74)	(1,811.80)	(1,568.13)

Net Increase in Cash and Cash equivalents during the year	7,056.40	(46,318.06)	8,209.62	(80,653.35)
Cash and Cash equivalents at the beginning of the year	30,334.00	75,498.84	29,180.78	109,834.13

Cash and Cash equivalents at the end of the year	37,390.40	29,180.78	37,390.40	29,180.78

Supplementary Information
Cash and Bank Balances	181,535.92	152,335.05	181,535.92	152,335.05
Add: Current Investments in Mutual Funds considered as cash equivalents	—	100.00	—	100.00
Less: Long Term Deposits with Scheduled Banks considered as investment	144,145.52	123,254.27	144,145.52	123,254.27

Balance considered for Cash Flow Statement	37,390.40	29,180.78	37,390.40	29,180.78

This is the Cash Flow Statement referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan Partner for and on behalf of Price Waterhouse Chartered Accountants	B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

	V. Srinivas Director & Sr. Vice President — Finance	G. Jayaraman Vice President (Corp. Affairs) & Company Secretary

Place: Secunderabad Date: April 22, 2004		Place: Secunderabad Date: April 22, 2004